SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULES 13d-1(b), (c), AND
                           (d) AND AMENDMENTS THERETO
                             FILED PURSUANT TO RULE
                                    13d-2(b)
                                (Amendment No. )*


                              Sunterra Corporation
                         ------------------------------

                                (Name of Issuer)

                                  Common Stock
                         ------------------------------

                         (Title of Class of Securities)

                                    86787D208
                         ------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                (x) Rule 13d-1(b)
                                ( ) Rule 13d-1(c)
                                ( ) Rule 13d-1(d)

----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Teachers Advisors, Inc.
         I.R.S. # 13-3760073

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ( )
                                                              (b) ( )


3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

         5. SOLE VOTING POWER           921,200

         6. SHARED VOTING POWER         0

         7. SOLE DISPOSITIVE POWER      921,200

         8. SHARED DISPOSITIVE POWER    0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     921,200

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ()


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     4.67%

12.      TYPE OF REPORTING PERSON

                                       IA

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         TIAA-CREF Investment Management, LLC
         I.R.S. #13-3586142

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ( )
                                                              (b) ( )


3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5. SOLE VOTING POWER          363,900

         6. SHARED VOTING POWER        0

         7. SOLE DISPOSITIVE POWER     363,900

         8. SHARED DISPOSITIVE POWER   0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     363,900

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES (  )


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     1.85%

12.      TYPE OF REPORTING PERSON

                                       IA

Item 1(a).        NAME OF ISSUER:

                           Sunterra Corporation

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           3865 West Cheyenne Avenue
                           North Las Vegas, NV 89032


Items 2(a)-2(c).           NAME, ADDRESS OF PRINCIPAL BUSINESS OFFICE, AND
                           CITIZENSHIP OF PERSONS FILING:

                           Teachers Advisors, Inc. ("Advisors")
                           730 Third Avenue
                           New York, NY  10017
                           Citizenship:  Delaware

                           TIAA-CREF Investment Management, LLC
                           ("Investment Management")
                           730 Third Avenue
                           New York, NY  10017
                           Citizenship:  Delaware



Item 2(d).        TITLE OF CLASS OF SECURITIES:

                           Common Stock

Item 2(e).        CUSIP NUMBER:  86787D208

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:


ADVISORS

(a)      ( )      Broker or dealer registered under Section 15 of the Exchange
                  Act.

(b)      ( )      Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)      ( )      Insurance Company as defined in Section 3(a)(19) of the
                  Exchange Act.

(d)      ( )      Investment Company registered under Section 8 of the
                  Investment Company Act.

(e)      (x)      An investment adviser in accordance with
                  Rule 13d-1(b)(1)(ii)(E).

(f)      ( )      An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F).

(g)      ( )      A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G).

(h)      ( )      A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.

(i)      ( )      A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act.

(j)      ( )      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

INVESTMENT MANAGEMENT

(a)      ( )      Broker or dealer registered under Section 15 of the Exchange
                  Act.

(b)      ( )      Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)      ( )      Insurance Company as defined in Section 3(a)(19) of the
                  Exchange Act.

(d)      ( )      Investment Company registered under Section 8 of the
                  Investment Company Act.

(e)      (x)      An investment adviser in accordance with
                  Rule 13d-1(b)(1)(ii)(E).

(f)      ( )      An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F).

(g)      ( )      A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G).

(h)      ( )      A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.

(i)      ( )      A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act.

(j)      ( )      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to Rule 13d-1(c), check this box. ( )



Item 4.           OWNERSHIP

                  (a) Aggregate amount beneficially owned: 1,285,100 (See
                      Exhibit A)

                  (b) Percent of class: 6.52 %

                  (c) Powers of shares:

                                    INVESTMENT MANAGEMENT            ADVISORS
                                    ---------------------            --------

Sole Voting Power:                  363,900                          921,200

Shared Voting Power:                0                                0

Sole Dispositive Power:             363,900                          921,200

Shared Dispositive Power:           0                                0


Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.           OWNERSHIP  OF  MORE  THAN  FIVE PERCENT ON BEHALF  OF  ANOTHER
                  PERSON.

                  See Exhibit A

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable

Item 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable


Item 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                  SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Date: February 14, 2007

                                                     TIAA-CREF INVESTMENT
                                                     MANAGEMENT, LLC

                                                     By: /s/ Paul Szeto
                                                         --------------
                                                     Paul Szeto
                                                     Managing Director


                                                     TEACHERS ADVISORS, INC.

                                                     By: /s/ Paul Szeto
                                                         --------------
                                                     Paul Szeto
                                                     Managing Director

                                    EXHIBIT A


ITEM 6.  OWNERSHIP.

TIAA-CREF Investment Management, LLC ("Investment Management") acts as an investment adviser to the College Retirement Equities Fund ("CREF"), a registered investment company, and may be deemed to be a beneficial owner of 363,900 shares of Issuer's common stock owned by CREF. Teachers Advisors, Inc. ("Advisors") is the investment adviser to two registered investment companies, TIAA-CREF Institutional Mutual Funds ("Institutional Funds") and TIAA-CREF Life Funds ("Life Funds"), as well as the TIAA-CREF Asset Management Commingled Funds Trust I ("TCAM Funds"), and may be deemed to be a beneficial owner of 921,200 shares of Issuer's common stock owned by Institutional Funds, Life Funds, and TCAM Funds. Investment Management and Advisors are reporting their combined holdings for the purpose of administrative convenience. These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. Each of Investment Management and Advisors expressly disclaims beneficial ownership of the other's securities holdings and each disclaims that it is a member of a "group" with the other.